Exhibit 99.1

Vermilion Energy Inc. Reports Q2 2026 Results, Increases Annual Production Guidance and Enhances Return of Capital Framework

CALGARY, AB, July 29, 2026 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three and six months ended June 30, 2026.

The unaudited interim financial statements and management discussion and analysis for the three and six months ended June 30, 2026 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

Q2 2026 Results

•	Production averaged 125,789 boe/d(9) (71% natural gas), exceeding the top end of guidance and reflecting continued outperformance across Vermilion's asset base. Year-to-date, production per share has grown by 6% compared to 2025.
•	Production in the first half of 2026 exceeded expectations, resulting in an increase to full-year production guidance to 121,000 to 123,000 boe/d (70% natural gas)(12), while E&D capital expenditures remain unchanged at $600 to $630 million.
•	Generated $231 million ($1.51/basic share)(2) of fund flows from operations ("FFO")(1) and $122 million of free cash flow ("FCF")(5), fully funding $110 million of exploration and development ("E&D") capital expenditures(3).
•	Reduced net debt(6) by approximately $70 million to $1.22 billion at June 30, 2026, bringing net debt reduction to $840 million over the past 15 months. Continued debt reduction has resulted in a structural improvement in unit interest expense, down approximately 35% from the prior year.
•	Driven by accelerated debt reduction and operational performance, updated return of capital framework to target 40% to 60% of excess free cash flow to shareholders, up from the previous 40% target. Returned $26 million to shareholders through dividends and share buybacks, including $21 million in dividends and $5 million of share repurchases.
•	Realized an average natural gas sales price of $5.08/mcf, more than triple the AECO benchmark, reflecting structural exposure to premium international gas markets and portfolio diversification. Month ahead TTF averaged $22.68/MMBtu in the quarter and current prices for key European gas markets are over $25/MMBtu.
•	Reported net income of $134 million ($0.88/basic share), driven by strong European gas and crude oil pricing and gains on derivative instruments.
•	Deep Basin drilling results continue to outperform budget and acquisition assumptions, driving corporate production outperformance year-to-date.
•	In the Montney, the 8-35 BC six-well pad delivered Tier 1 performance of over 950 boe/d IP90 per well (49% oil and liquids)(13) at a new low per well cost of $8.2 million.
•	In Germany, achieved first production from the Wisselshorst discovery, Vermilion's largest discovery in Europe, in July 2026. Vermilion is on track to increase production through planned infrastructure expansion over the next two years to produce the 67 Bcf (43 Bcf net) of gas reserves assigned to the discovery well. In addition, the Company continues to advance plans to spud the next two wells on the Bommelsen license in early 2027.
•	Closed the acquisition of producing assets in Germany subsequent to the quarter, adding approximately 1,000 boe/d (85% natural gas) of low-decline production and increasing control of infrastructure surrounding the Osterheide area.

Outlook

•	Q3 2026 production is expected to average 116,000 to 118,000 boe/d, reflecting planned maintenance in Ireland, Germany and Canada.
•	Declared a quarterly cash dividend of $0.135 per common share, payable on September 29, 2026, to shareholders of record on September 15, 2026.
($M except as indicated)	Q2 2026	Q1 2026	Q2 2025	YTD 2026	YTD 2025
Financial
Fund flows from operations (1)	231,222	232,277	259,678	463,499	515,707
Fund flows from operations ($/basic share) (2)	1.51	1.52	1.68	3.04	3.35
Fund flows from operations ($/diluted share) (2)	1.48	1.49	1.67	2.99	3.35
Net earnings (loss)
Net earnings (loss) from continuing operations	134,599	(141,206)	74,797	(6,607)	78,646
Net loss from discontinued operations	(361)	(4,332)	(308,255)	(4,693)	(297,151)
Net earnings (loss)	134,238	(145,538)	(233,458)	(11,300)	(218,505)
Net earnings (loss) from continuing operations ($/basic share)	0.88	(0.92)	0.49	(0.04)	0.51
Net loss from discontinued operations ($/basic share)	-	(0.03)	(2.00)	(0.03)	(1.93)
Net earnings (loss) ($/basic share)	0.88	(0.95)	(1.51)	(0.07)	(1.42)
Cash flows from operating activities	170,751	227,398	140,467	398,149	420,851
Cash flows used in investing activities	113,523	188,773	198,989	302,296	1,454,735
Capital expenditures (3)	109,576	134,580	115,489	244,156	297,608
Acquisitions (4)	338	6,035	1,591	6,373	1,122,589
Repurchase of shares	5,465	4,692	6,323	10,157	22,899
Cash dividends ($/share)	0.135	0.135	0.130	0.27	0.26
Dividends declared	20,659	20,601	20,022	41,260	40,065
Free cash flow (5)	121,646	97,697	144,189	219,343	218,099
Long-term debt	1,308,333	1,254,333	1,951,250	1,308,333	1,951,250
Net debt (6)	1,224,065	1,292,567	1,413,321	1,224,065	1,413,321
Net debt to four quarter trailing fund flows from operations (7)	1.3	1.4	1.4	1.3	1.4
Shares outstanding - basic ('000s)	152,948	152,600	154,019	152,948	154,019
Weighted average shares outstanding - diluted ('000s) (8)	155,940	155,510	155,778	155,431	154,258
Operational
Production (9)
Crude oil and condensate (bbls/d)	24,753	23,692	37,449	24,225	34,933
NGLs (bbls/d)	11,714	12,044	12,656	11,878	10,921
Natural gas (mmcf/d)	535.93	539.29	515.38	537.60	442.78
Total (boe/d)	125,789	125,618	136,002	125,704	119,649
Average realized prices
Crude oil and condensate ($/bbl)	133.97	100.61	85.07	116.60	91.75
NGLs ($/bbl)	27.70	23.00	24.68	25.33	27.55
Natural gas ($/mcf)	5.08	5.41	4.88	5.25	6.09
Average realized price ($/boe)	49.23	44.96	43.71	47.08	51.45
Production mix (% of production)
% priced with reference to AECO	58%	58%	50%	58%	46%
% priced with reference to TTF and NBP	13%	13%	13%	13%	15%
% priced with reference to WTI	21%	22%	28%	21%	29%
% priced with reference to Dated Brent	8%	7%	9%	8%	10%
Netbacks
Operating netback ($/boe) (10)	26.23	25.49	28.60	25.86	32.85
Fund flows from operations ($/boe) (11)	20.55	20.33	21.25	20.45	24.03
Weighted average shares outstanding - diluted ('000s) (8)	155,940	155,510,000	155,778	155,431	154,258

(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net earnings (loss) and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

(2)	Fund flows from operations per basic share and diluted share is calculated by dividing fund flows from operations (total of segments and non-GAAP financial measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(5)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(6)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the "Non-GAAP and Other Specified Financial Measures" section of this document. Management considers this a helpful representation of Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(7)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.

(8)	Diluted shares outstanding represents the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan, based on current estimates of future performance factors and forfeiture rates.

(9)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(10)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net earnings (loss) and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(11)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. FFO per boe is calculated as FFO divided by boe production. FFO per boe is used by management to assess the profitability of Vermilion's business units and Vermilion as a whole. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

(12)	Based on Company estimates as at July 20, 2026.

(13)	Initial 90-day production ("IP90") for the Company's most recent six (6.0 net) wells drilled on our British Columbia lands averaged 965 boe/d per well. IP90 consisted of 43% light and medium crude oil, 6% NGLs, and 51% shale gas, using a conversion of six mcf of gas to one barrel of oil, based on field level estimates for the first 90 full days of production following the tie-in of the well. Production rates presented are for a limited timeframe only and may not be indicative of future performance or the ultimate recovery for a given well or pad. Readers are cautioned not to place reliance on such rates.

Message to Shareholders

Operational performance in the first half of 2026 continues to exceed the expectations outlined in Vermilion's five-year plan presented at Investor Day in December 2025. Strong second quarter results, including production above the top end of guidance, have supported an increase to annual production guidance to 121,000 to 123,000 boe/d, approximately 2% above prior guidance with no changes to the Company's capital budget. The current production guidance represents a 50% increase in production per share compared to 2024, the last full year before Vermilion's strategic portfolio repositioning. Consistent with prior guidance, Vermilion continues to expect approximately 70% of full-year production to be weighted towards natural gas. The Company also achieved another key milestone in its European gas strategy with first production from Wisselshorst, Vermilion's largest discovery in Europe to date. Accelerating debt reduction and improving profitability provides Vermilion with increased flexibility to provide returns to shareholders, should business conditions present opportunity.

Performance was driven by record production at Mica Montney, continued strong Deep Basin results and the staged restart of production in Australia following the necessary repair work caused by back-to-back cyclones. At Mica, the most recent six-well pad (the 8-35 BC pad) delivered Tier 1 performance, supported by strong liquids production, which reinforces the quality and repeatability of the Company's Montney inventory and its capacity to generate attractive returns across commodity price cycles. In Germany, Vermilion achieved a significant milestone in its deep gas exploration program, as the first Wisselshorst well was brought on production in July 2026, at initially restricted rates. This marks the first production from Vermilion's largest discovery in Europe to date while the first well, Osterheide, continues to produce at rates consistent with prior quarters. Production is expected to expand over the next two years through planned infrastructure investments and follow-up drilling beginning in early 2027. Subsequent to quarter-end, Vermilion closed the previously announced acquisition in Germany, adding approximately 1,000 boe/d of production (85% natural gas) and ownership of key gathering infrastructure around the Osterheide well.

Vermilion's capital allocation priorities remain focused on disciplined investment and balance sheet strength to deliver shareholder returns. Following $840 million of debt reduction over the past five quarters, Vermilion has accelerated progress toward its $1 billion net debt target, the next milestone in the Company's capital allocation framework. Reflecting the strength of its balance sheet, improved visibility to future free cash flow and confidence in the business, Vermilion is increasing its return of capital framework to target 40% to 60% of excess free cash flow ("EFCF")(3) to shareholders, up from the previous 40% target. Vermilion's return of capital program is supported by a sustainable base dividend, which has grown for five consecutive years, combined with an ongoing share buyback program.

Q2 2026 Review

In the second quarter of 2026, Vermilion generated $231 million of FFO on E&D capital expenditures of $110 million, resulting in FCF of $122 million. Net debt was reduced by approximately $70 million to $1.22 billion at June 30, 2026, resulting in net debt to four quarter trailing FFO(4) of 1.3 times. Continued debt reduction has resulted in a structural improvement in unit interest expense, down approximately 35% from the prior year. The Company also returned $26 million to shareholders through $21 million of dividends and $5 million of share repurchases in the quarter.

Vermilion recognized a net gain on hedging in the quarter as a realized loss of $57 million was more than offset by unrealized mark-to-market gains of $174 million on the Company's hedge portfolio. Changes in the fair value of hedging contracts are recognized in earnings each quarter and largely reflect movements in forward commodity prices relative to Vermilion's hedge position. Vermilion has hedged approximately 30% of estimated corporate net-of-royalty production out to Q4 2028, providing investors a balance of more stable cash flows and exposure to higher prices, while protecting project-level returns.

Production averaged 125,789 boe/d (71% natural gas)(1), exceeding the top end of our guidance range and in-line with the first quarter of 2026. Production from Vermilion's Canadian operations averaged 99,605 boe/d(1) in Q2 2026, in-line with the prior quarter, and included record production from the Mica Montney asset. Vermilion continues to optimize AECO exposure and will prioritize profitability over production through periods of weaker prices. Production from Vermilion's International operations averaged 26,182 boe/d(1) in Q2 2026, up 1% over the prior quarter, with increased production in Australia partially offset by natural declines in other business units as no new wells came online in the quarter.

In Q2 2026, the Company drilled six (6.0 net), completed six (5.5 net), and brought on production five (4.3 net) liquids-rich gas wells in the Deep Basin, shifting to liquids-rich development in the Rock Creek, Niton, and Ellerslie. Activity levels were lower as planned compared to the prior quarter due to spring break-up, and the Company will maintain a three-rig drilling program in the Deep Basin over the balance of the year. Consistent with the prior quarter, the Company had several Deep Basin wells ranked among the most prolific in Alberta during the quarter. The Deep Basin drilling program continues to outperform budget and acquisition assumptions and is the main driver for corporate production outperformance year-to-date.

In the Montney, Vermilion drilled one (1.0 net) and completed four (4.0 net) liquids-rich gas wells. The IP90(5) for our most recent 6-well pad (the 8-35 BC pad) was over 950 boe/d, comprised of 3 mmcf/d of natural gas and 470 bbls/d of oil and NGLs per well, which was achieved for DCET costs of $8.2 million per well. Strong performance from these wells drove record quarterly production on our Mica asset in Q2 2026.

Activity in Europe focused on bringing the Wisselshorst well online and preparing for follow-up drilling on the Bommelsen license in 2027, the execution of workover programs and maintenance activities, and preparing for drilling in the Netherlands in the second half of this year. In Australia, production operations at Wandoo safely resumed during the quarter following necessary repair work, and are expected to continue to ramp up over the balance of the year. Vermilion did not export any oil in Australia during the second quarter, but expects a lifting in Q3 2026 and to return to more regularly scheduled liftings moving forward.

Outlook and Guidance Update

Vermilion expects Q3 2026 production to average 116,000 to 118,000 boe/d, reflecting planned maintenance in Ireland, Germany and Canada. Production in the first half of 2026 has exceeded budget expectations and as a result, production guidance has been increased to 121,000 to 123,000 boe/d (70% natural gas)(2), while E&D capital expenditures remain unchanged at $600 to $630 million. Both E&D capital expenditures and operating expenses are weighted toward the second half of the year and are within the stated guidance ranges on a full-year basis.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of cash flows. In aggregate, 47% of expected net-of-royalty production is hedged for the remainder of 2026. With respect to individual commodity products, 58% of European natural gas production, 54% of crude oil production, and 43% of Canadian natural gas volumes have been hedged, respectively. Please refer to the Hedging section of Vermilion's website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed "Dion Hatcher")

Dion Hatcher
President & Cief Executive Officer
July 29, 2026

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Based on Company estimates as at July 20, 2026 and July 20, 2026 pricing strip.

(3)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(4)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.

(5)	Initial 90-day production ("IP90") for the Company's most recent six (6.0 net) wells drilled on our British Columbia lands averaged 965 boe/d per well. IP90 consisted of 43% light and medium crude oil, 6% NGLs, and 51% shale gas, using a conversion of six mcf of gas to one barrel of oil, based on field level estimates for the first 90 full days of production following the tie-in of the well. Production rates presented are for a limited timeframe only and may not be indicative of future performance or the ultimate recovery for a given well or pad. Readers are cautioned not to place reliance on such rates.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings (loss), FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and is most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) from discontinued operations, respectively..

Reconciliation of fund flows from continuing operations to net earnings (loss) from continuing operations:

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	554,343	49.23	443,834	41.04	1,067,674	47.08	912,527	48.76
Royalties	(44,193)	(3.92)	(29,268)	(2.71)	(75,463)	(3.33)	(59,359)	(3.17)
Transportation	(38,233)	(3.40)	(33,612)	(3.11)	(71,540)	(3.15)	(61,853)	(3.31)
Operating	(121,505)	(10.79)	(122,897)	(11.36)	(263,210)	(11.61)	(236,677)	(12.65)
General and administration (1)	(23,044)	(2.05)	(23,577)	(2.18)	(43,009)	(1.90)	(53,312)	(2.85)
Corporate income tax expense	(11,624)	(1.03)	(11,116)	(1.03)	(23,288)	(1.03)	(30,175)	(1.61)
Petroleum resource rent tax	2,434	0.22	(755)	(0.07)	2,434	0.11	(3,773)	(0.20)
Interest expense	(26,114)	(2.32)	(37,691)	(3.49)	(52,811)	(2.33)	(70,670)	(3.78)
Equity based compensation	(10,704)	(0.95)	(5,692)	(0.53)	(10,704)	(0.47)	(5,692)	(0.30)
Realized (loss) gain on derivatives	(57,477)	(5.10)	47,699	4.41	(73,362)	(3.23)	58,818	3.14
Realized foreign exchange (loss) gain	(4,233)	(0.38)	(487)	(0.05)	(4,777)	(0.21)	2,012	0.11
Realized other income (expense)	12,013	1.07	(653)	(0.06)	12,148	0.54	(15,119)	(0.81)
Fund flows from continuing operations	231,663	20.58	225,785	20.86	464,092	20.46	436,727	23.33
Equity based compensation	3,046		(1,286)		595		(7,217)
Unrealized gain (loss) on derivative instruments (2)	174,254		70,569		(111,394)		56,894
Unrealized foreign exchange (loss) gain (2)	(19,253)		6,024		(34,526)		(29,992)
Accretion	(19,392)		(17,708)		(38,230)		(33,501)
Depletion and depreciation	(165,805)		(165,758)		(329,935)		(314,040)
Deferred tax (expense) recovery	(68,814)		(41,435)		43,975		(28,512)
Unrealized other expense (2)	(1,100)		(1,394)		(1,184)		(1,713)
Net earnings (loss) from continuing operations	134,599		74,797		(6,607)		78,646
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Reconciliation of fund flows from discontinued operations to net earnings (loss) from discontinued operations:

	Q2 2026		Q2 2025		YTD 2026		YTD 2025
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	-	-	90,314	64.23	-	-	190,467	69.89
Royalties	-	-	(16,800)	(11.95)	-	-	(35,999)	(13.21)
Transportation	-	-	(2,999)	(2.13)	-	-	(5,944)	(2.18)
Operating	(160)	-	(25,928)	(18.44)	(234)	-	(53,925)	(19.79)
General and administration	(281)	-	(10,694)	(7.61)	(359)	-	(15,619)	(5.73)
Fund flows from discontinued operations	(441)	-	33,893	24.10	(593)	-	78,980	28.98
Unrealized loss on derivative instruments (1)	-		(11,047)		-		(11,047)
Unrealized foreign exchange gain (loss) (1)	1		(574)		7		(457)
Accretion	-		(2,164)		-		(4,251)
Depletion and depreciation	-		(18,409)		(5,137)		(46,515)
Deferred tax recovery	79		62,432		1,030		58,525
Impairment expense	-		(372,386)		-		(372,386)
Net loss from discontinued operations	(361)		(308,255)		(4,693)		(297,151)

Fund flows from operations	231,222	20.55	259,678	21.25	463,499	20.45	515,707	24.03

Net earnings (loss)	134,238		(233,458)		(11,300)		(218,505)
(1)	Unrealized foreign exchange gain (loss) and Unrealized loss on derivative instruments are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Cash flows from operating activities	170,751	140,467	398,149	420,851
Changes in non-cash operating working capital	46,872	110,825	38,949	77,123
Asset retirement obligations settled	13,599	8,386	26,401	17,733
Fund flows from operations	231,222	259,678	463,499	515,707
Drilling and development	(109,514)	(111,238)	(243,660)	(278,702)
Exploration and evaluation	(62)	(4,251)	(496)	(18,906)
Free cash flow	121,646	144,189	219,343	218,099
Payments on lease obligations	(2,751)	(3,852)	(5,514)	(7,681)
Asset retirement obligations settled	(13,599)	(8,386)	(26,401)	(17,733)
Excess free cash flow	105,296	131,951	187,428	192,685

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Drilling and development	109,514	111,238	243,660	278,702
Exploration and evaluation	62	4,251	496	18,906
Capital expenditures	109,576	115,489	244,156	297,608

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Dividends declared	20,659	20,022	41,260	40,065
Drilling and development	109,514	111,238	243,660	278,702
Exploration and evaluation	62	4,251	496	18,906
Asset retirement obligations settled	13,599	8,386	26,401	17,733
Payout	143,834	143,897	311,817	355,406
% of fund flows from operations	62%	55%	67%	69%

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Jun 30, 2026	Dec 31, 2025
Current assets	572,095	467,286
Current liabilities	(572,565)	(554,547)
Current derivative asset	(52,795)	(78,694)
Current asset retirement obligation	57,167	-
Current lease liability	7,570	9,206
Current derivative liability	73,000	6,154
Adjusted working capital	84,472	(96,091)

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q2 2026	Q2 2025
Acquisitions, net of cash acquired	338	1,591
Shares issued for acquisition	-	-
Acquired working capital deficit	-	-
Acquisitions	338	1,591

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net earnings (loss). Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Jun 30, 2026	Dec 31, 2025
Long-term debt	1,308,333	1,243,397
Adjusted working capital (1)	(84,472)	96,091
Unrealized FX on swapped USD borrowings (2)	204	2,902
Net debt	1,224,065	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.3	1.4

(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At June 30, 2026, there was $250.2 million of swapped USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q2 2026	Q2 2025
Shares outstanding	152,948	154,019
Potential shares issuable pursuant to the LTIP	4,369	4,737
Diluted shares outstanding	157,317	158,756

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding PRRT and realized hedging gains and losses, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2026 and 2025, please refer to SEDAR+ (www.sedarplus.ca ) or Vermilion's website at www.vermilionenergy.com .

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. Our repositioned portfolio is focused on per share value creation, with long-life assets that deliver top decile realized gas prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures, including Vermilion's 2026 guidance and outlook, and Vermilion's ability to fund such expenditures; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; wells expected to be drilled and the timing thereof; exploration and development plans and the timing thereof; future drilling prospects; the ability of our asset base to deliver modest production growth; the evaluation of international acquisition opportunities; statements regarding the return of capital; our asset petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2026 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; the payment and amount of future dividends, including management's intention to increase the Company's dividend and the timing thereof; the effect of possible changes in critical accounting estimates; the Company's review of the impact of potential changes to financial reporting standards; the potential financial impact of climate-related risks; Vermilion's goals regarding its debt levels, including maintenance of a ratio of net debt to four quarter trailing fund flows from operations; statements regarding Vermilion's hedging program and the stability of our cash flows; operating and other expenses; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability and the timing of regulatory proceedings and approvals; and timing of the divestitures of certain of the Company's operations and the use of such sale proceeds.

Such forward-looking statements or information are based on a number of current expectations and assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions that have been made include, but are not limited to: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management's expectations relating to the timing and results of exploration and development activities; the impact of Vermilion's dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable as of the date hereof, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities. In particular, please also see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca or on Vermilion's website at www.vermilionenergy.com. References to Vermilion or the Company in this document include Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") which was acquired by Vermilion Energy Inc. on February 26, 2025.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document may disclose certain oil and gas metrics, including capital spent to drill, complete, equip and tie-in a well ("DCET costs"), which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this MD&A to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. Additional oil and gas metrics in this document may include, but are not limited to:

Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Initial Production Rates: This document discloses initial production rates for certain wells over short periods of time (i.e. IP90, etc.), which are preliminary and not necessarily indicative of long-term well or reservoir performance, ultimate recovery, reserves or future profitability. Initial production rates are subject to a high degree of predictive uncertainty as a result of limited production history and may not be representative of stabilized production rates. Production over a longer period will experience natural decline rates, which may be significant and may not be consistent with the decline observed during the initial production period. Actual results will differ from those realized during an initial production period and the difference may be material. Readers should not assume that the performance of the wells referenced herein is representative of the performance of other wells or future drilling locations.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

CO: Vermilion Energy Inc.

CNW 18:53e 29-JUL-26